Exhibit 99.2

MAG Silver Corp. Management’s Discussion & Analysis For the three and six months ended June 30, 2019 and 2018
Dated: August 12, 2019

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG” or the “Company”) for the three and six months ended June 30, 2019 and 2018. It is prepared as of August 7, 2019 and should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017, together with the notes thereto which are available on SEDAR and EDGAR or on the Company website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated. The functional currency of the parent, its Mexican subsidiaries and its investment in associate, is the US$.

The common shares of the company trade on the Toronto Stock Exchange and on the NYSE American Stock Exchange both under the symbol MAG. The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island, and Newfoundland and Labrador, and is a reporting “foreign issuer” in the United States of America. The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended. This classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and reserve estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of the Company (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements regarding the anticipated time and capital schedule to production; expectations on the approval of the development of the project; estimated project economics, including but not limited to, mill recoveries, payable metals produced, production rates, payback time, capital and operating and other costs, Internal Rate of Return (“IRR”), anticipated life of mine, and mine plan; expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs; exploitation and exploration results; continued availability of capital and financing; risks related to holding a minority investment interest in the Juanicipio Property; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; environmental risk; political risk; currency risk; capital cost inflation risk; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The Company does not undertake to provide updates to any of the forward-looking statements in this MD&A, except as required by law.

2

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

Assumptions have been made including, but not limited to, the Company’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, and the Company’s ability to obtain adequate financing. The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Note regarding Non-GAAP Measures

This MD&A references a technical report which presents certain financial performance measures, including all in sustaining costs (“AISC”), cash cost and total cash cost that are not recognized or standardized measures under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and therefore may not be comparable to data presented by other silver producers. The Company believes that these generally accepted industry measures are relevant indicators of potential operating performance. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This MD&A contains non-GAAP financial performance measure information for a project under development incorporating estimated cost, pricing and other information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures to GAAP measures.

More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

3

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a “Preliminary Economic Assessment” as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

1.	DESCRIPTION OF BUSINESS

The Company is a Vancouver-based advanced stage exploration and development company that is focused on the acquisition, exploration and development of high-grade, district-scale projects located primarily in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio joint venture (the “Juanicipio Project”) located in Mexico, which is now in the construction phase heading to production (see Juanicipio Project and Juanicipio Project Update below). The Company also owns a 100% interest in the Cinco de Mayo Project, also located in Mexico.

Juanicipio Project

The Company owns 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), a Mexican incorporated joint venture company, which owns the high-grade silver Juanicipio Project, located in the Fresnillo District, Zacatecas State, Mexico. The Company and Fresnillo plc (“Fresnillo”), which holds the remaining 56% of the joint venture, jointly approved project mine development on April 11, 2019 and expect to achieve commercial production in late 2020. The exploration, development and construction of the Juanicipio Project are all being carried out by the project operator, Fresnillo, although the Company participates in both board and Technical Committee meetings.

The Juanicipio Project consists of high-grade silver-gold-lead-zinc epithermal vein deposits. The principal vein, the Valdecañas Vein, is an en echelon system comprised of overlapping East and West Veins and several smaller vein splays – the term “Valdecañas Vein” is used to refer to this combined en echelon system. The Juanicipio Project mine development consists of over 21 kilometres (“km”) of underground development, associated underground and surface infrastructure, and with the recent formal joint Project approval by both partners, the plan for a 4,000 tonnes per day (“tpd”) processing plant. As well, ongoing exploration continues both on the Valdecañas Vein and on other prospective targets within the joint venture property boundaries.

Exploration and development programs for the Juanicipio Project are designed by the Minera Juanicipio Technical Committee which is represented by both partners, and approved by the Minera Juanicipio Board of Directors. Construction of the processing plant is under the guidance of an Engineering, Procurement and Construction Management (“EPCM”) contract entered into with Fresnillo to oversee the mine development. The Company’s share of project costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Minera Juanicipio is governed by a shareholder’s agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro rata to its ownership interest, and if either party does not fund pro rata, their ownership interest will be diluted in accordance with the shareholders agreement.

4

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

Underground development commenced at the Juanicipio Project on October 28, 2013 and has focused primarily on advancing the ramp declines, ventilation raises, surface offices and the associated surface and underground infrastructure. With the drilling success on the Juanicipio Project from three drill programs undertaken in 2015 through early 2017 which resulted in initial delineation of the expanding Deep Zone (see ‘Juanicipio Resource’ below), along with the resulting project scope changes announced by Fresnillo and MAG in 2017, the previous project technical report became obsolete. As a result, MAG commissioned AMC Mining Consultants (Canada) Ltd. (“AMC”) to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project (collectively, the “2017 PEA”), which was completed according to the NI 43-101 Standards of Disclosure for Mineral Projects and announced by the Company on November 7, 2017 (see Press Release of said date), with the MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated) filed on SEDAR on January 19, 2018.

The 2017 PEA incorporates major overall project upgrades highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources in the recently discovered Deep Zone. The volume of these new base metal-rich Deep Zone Resources contributed to a significant expansion of project scope and enhancements to most aspects of the mine design. Truck hauling, shaft hoisting, and underground conveying, along with underground crushing of the mineralized rock are all projected to be utilized for delivering the mineralized rock to the surface processing plant. An underground winze (internal shaft) is planned to be sunk within the hangingwall of the Valdecañas Vein system, to hoist mineralized rock from lower levels of the mine to the underground crusher and conveying system from the 6th year (2026) after plant start-up (projected as 2020) onward. As envisioned in the 2017 PEA, the proposed process plant has a planned production rate of 4,000 tpd, and the plant and tailings storage facility will be located in newly acquired open, flat ground. It will include a SAG/Ball mill comminution circuit followed by sequential flotation to produce a silver-rich lead concentrate, a zinc concentrate and a gold-rich pyrite concentrate.

Based on the 2017 PEA, the Company views the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. On April 11, 2019, both Minera Juanicipio shareholders (Fresnillo and MAG) jointly approved the project for formal mine development and construction (see Juanicipio Project Update below). Both shareholders are currently advancing money to build out this project with initial production scheduled for late 2020 according to the operator Fresnillo.

While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different. The scope, design and operating results of the Juanicipio Project may differ from the scope, design and results envisaged in the 2017 PEA (see ‘Risks and Uncertainties’ below).

5

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

Cinco de Mayo Project

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Project. The property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico, and covers approximately 25,113 hectares. The primary concessions of the Cinco de Mayo Project were acquired by way of an option agreement dated February 26, 2004, and the property remains subject to a 2.5% net smelter returns royalty (see Related Party Transactions below). The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc inferred resource; the Pegaso deep discovery; the non-core Pozo Seco high grade molybdenum-gold resource; and the surrounding Cinco de Mayo exploration area. As the Company has been unable to negotiate a renewed surface access agreement with the local ejido, a full valuation impairment was recognized in the year ended December 31, 2016.

The Company believes that the Cinco de Mayo Project has significant geological potential and will continue to maintain its mineral concessions in good standing. Although efforts to regain surface access are ongoing, the Company has no current plans to conduct any geological exploration programs on the property.

2.	HIGHLIGHTS – JUNE 30, 2019

✓	Joint formal Juanicipio Project mine development approval by Fresnillo and MAG announced in the quarter (see Press Release dated April 11, 2019), and an EPCM contract finalized to oversee the mine development.

✓	Progress on Juanicipio has been rapid with multiple engineering milestones delivered, and construction on track for H2-2020 commissioning target according to the operator Fresnillo.

✓	Estimated pre-operative initial capital of $395,000 (100% basis) as of January 1, 2018, less development expenditures incurred since that date to June 30, 2019 of approximately $67,100 (Company therefore estimates approximately $327,900 of remaining initial capital on a 100% basis as at June 30, 2019).

✓	MAG is well funded with cash and cash equivalents as at June 30, 2019 of $113,833 while Minera Juanicipio had working capital of $26,315 as at June 30, 2019.

✓	Subsequent to quarter end, the Company advanced $17,820 to Minera Juanicipio, representing its 44% share of a $40,500 cash call to fund equipment purchases, the commencement of the process plant construction and further underground development on the Juanicipio property.

✓	Underground development continues at Juanicipio and is now approaching 22 kilometres (or 13.7 miles) to date.

✓	46,060 metre (“m”) infill and step-out exploration drill program completed late in 2018 with assays announced in 2019 (see Press release dated March 4, 2019):

6

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

•	Valdecañas Deep Zone expanded
▪	Deep Zone West: Infill Hole P22 11.6 m (true width) grading 783 grams per tonne (“g/t”) (22.9 ounces per ton (“opt”)) silver, 2.57 g/t gold, 6.52% lead, 9.46% zinc, 0.32% copper.
▪	Deep Zone East: Step-out Hole P26: 6.3m (true width) grading 246 g/t (7.2 opt) silver, 1.78 g/t (capped) gold, 7.20% lead, 11.63% zinc, 0.40% copper.
•	“Pre-Anticipada” hangingwall vein discovered in step-out Hole P28: 3.2 m (estimated true width) grading 472 g/t (13.8 opt) silver, 0.31 g/t gold, 0.39% lead, 0.43% zinc and 0.03% copper.
•	“Venadas Vein” discovered with unique North-East (“NE”) orientation: Hole VEN-1 cut 3.0 m (drilling width) grading 392 g/t (11.5 opt) silver & 5.6 g/t gold providing new Juanicipio exploration potential.

✓	Significant exploration on the JV property continues given the recent successes:
•	Four rigs currently drilling the deeper areas of the Valdecañas vein suite, and another rig is following up the discovery of the Venadas vein announced on March 4, 2019.

3.	JUANICIPIO PROJECT UPDATE

Total Juanicipio Project expenditures incurred and capitalized directly by Minera Juanicipio (on a 100% basis) for the three and six months ended June 30, 2019 amounted to $18,788 and $28,881 respectively (June 30, 2018: $10,397 and $18,494 respectively). Of the total expenditures in the six months ended June 30, 2019, $26,479 (June 30, 2018: $16,186) are estimated to be development expenditures and the remaining $2,402 (June 30, 2018: $2,308) estimated as exploration expenditures.

MINE DEVELOPMENT APPROVAL – Juanicipio Project

On April 11, 2019, Fresnillo and MAG as shareholders of Minera Juanicipio, jointly announced formal approval of the Juanicipio mine development plan. The partners of Minera Juanicipio also finalized an EPCM agreement as part of the approval process which defines the specific terms by which Fresnillo will oversee the continued project development and the construction of the process plant and associated surface infrastructure. Orders have been placed and the manufacturing of the long lead items for the process plant is well advanced with deliveries expected late 2019 and early 2020. According to Fresnillo, good progress has been made on engineering and early stage construction, with multiple engineering milestones delivered, and construction on track for commissioning by H2-2020. The mill-site preparation is underway and the construction of surface infrastructure facilities continues.

Pre-operative initial capital is estimated on a 100% basis as $395,000 as of January 1, 2018, which does not reflect expenditures incurred since that date of approximately $67,100 to June 30, 2019, leaving an estimated $327,900 of remaining initial capital (MAG’s 44% remaining share estimated $144,276 as at June 30, 2019) (see Liquidity and Capital Resources below).  In addition, subsequent to June 30, 2019, the Company advanced $17,820 to Minera Juanicipio, representing its 44% share of a $40,500 cash call to fund equipment purchases, the commencement of the process plant construction and further underground development on the Juanicipio property.

An Operator Services agreement was also finalized by the partners in the project approval process which will become effective on commencement of commercial production. As well, both lead and zinc off-take agreements have been agreed to by the partners whereby both concentrates will be treated at market terms by Met-Mex Peñoles, S.A. De C.V., in Torreón, Mexico.

7

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

UNDERGROUND DEVELOPMENT – Juanicipio Project

Access to the mine will be via the completed twin underground declines that now have reached the top of mineralization in the Valdecañas Vein. From there, a footwall drift is being driven the length of the vein for which three internal spiral footwall production ramps will extend to depth. Twinning of the original access decline was required to provide expanded capacity for hauling additional mineralized rock and waste stemming from the planned increase in processing capacity to 4,000 tpd. The twin ramp was started in 2017 and completed in the second half of 2018 and is accessible through a second entry portal for the mine also completed in 2018. The twin ramps allow for streamlined underground traffic flow and increased safety through the mine having a second egress. The three spiral ramps into the mineralized envelope are designed to provide access to stopes within the mineralized material and were also required to facilitate the increase in planned mining rate to 4,000 tpd.

Mineralized material throughout the vein will be crushed underground and the crushed material conveyed directly from the crushing station (already excavated) to the process plant area via a third ramp which is being driven both from the surface and from the crushing chamber. This ramp will also provide access to the entire Valdecañas underground mining infrastructure and serve as a fresh air entry for the ventilation system.

Current underground development is now actively focused on:

•	advancing the three internal spiral footwall ramps at depth to be used to further access the full strike length of the Valdecañas Vein system;
•	constructing the underground crushing chamber;
•	advancing the underground conveyor ramp to and from the planned surface processing facility from both faces;
•	integrating additional ventilation and other associated underground infrastructure; and,
•	sinking of the internal shaft – which has commenced whereby the head chamber for the shaft has been excavated, and winding equipment ordered.

The underground development metres achieved in the last 18 months (including approximately 3,277 metres in the six months ended June 30, 2019) accounts for almost half (approximately 47%) of the total underground development to June 30, 2019, and reflects an increased level of recent development activity. As at the date of this MD&A, total underground development is now approaching 22 kilometres (or 13.7 miles):

Period	Development Metres (excluding ventilation raises)	%age of total metres advanced achieved to date
Oct 28, 2013 – December 31, 2016	5,307	26%
January 1 – December 31, 2017	5,634	27%
January 1 – December 31, 2018	6,636	32%
January 1 – June 30, 2019	3,199	15%
Cumulative Total to June 30, 2019	20,776	100%

Concurrent with the ongoing underground development, detailed engineering continues for the internal shaft, other mine infrastructure, and the final process plant configuration.

8

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

A photo gallery of current progress on the Juanicipio development is available at http://www.magsilver.com/s/PhotoGallery.asp

EXPLORATION – Juanicipio Project

To date in 2019, 18 drill holes have been completed, 11 being infill holes and 7 exploration holes (all assays pending). Prior drilling designed to both convert the Inferred Resources included in the Deep Zone into Indicated Resources, and to further trace the Deep Zone laterally and to depth, was ongoing through 2018, with assays from 48-holes (46,060 m) completed in late 2018 reported in the previous quarter (see Press Release dated March 4, 2019).

Valdecañas Deep Zone expanded and significant new hangingwall vein discovered

The March 4, 2019 drill results extend and confirm continuity to depth of high-grade mineralization in the East and West Valdecañas Vein Deep Zones and in the Anticipada Vein. Drilling also coincidentally discovered the new Pre-Anticipada vein in the hangingwall above the system.

Intercepts included:

DEEP ZONE WEST: Infill Hole P22: 11.6 m (true width) grading 783 g/t (22.9 opt) silver, 2.57 g/t gold, 6.52% lead, 9.46% zinc, 0.32% copper.

DEEP ZONE EAST: Step-Out Hole P26: 6.3m (true width) grading 246 g/t (7.2 opt) silver, 1.78 g/t (capped) gold, 7.20% lead, 11.63% zinc, 0.40% copper.

ANTICIPADA VEIN: Infill Hole P24-1: 6.2 m (true width) grading 275 g/t (8 opt) silver, 4.02 g/t gold, 7.28% lead, 9.24% zinc and 0.30% copper.

NEW DISCOVERY — "PRE-ANTICIPADA VEIN”: Step-out Hole P28: 3.2 m (estimated true width) grading 472 g/t (13.8 opt) silver, 0.31 g/t gold, 0.39% lead, 0.43% zinc and 0.03% copper.

Since the discovery of the Deep Zone as an extension at depth of the high-grade Bonanza Zone (see ‘Juanicipio Resource’ above and Press Release April 23, 2015), the Valdecañas Vein System has emerged as a multi-stage, high-grade vein swarm comprising the overlapping East and West Veins, the hangingwall Anticipada Vein, the newly discovered Pre-Anticipada Vein and several other splays. The latest holes include the deepest lateral intercepts to date on the Valdecañas Vein, with deep mineralization now traceable continuously over a strike length exceeding 2,000 m and up to 1,100 m vertically from the top of the Bonanza Zone. Vein widths range from approximately 2 m to over 29 m. Deep mineralization on the Valdecañas Veins remains open laterally for several hundred metres to the claim boundaries on both ends; to the east claim boundary for Anticipada; and Pre-Anticipada and to depth across all veins (see http://www.magsilver.com/s/NewsReleases.asp?ReportID=846343 for diagrams).

Notably, the Valdecañas deep zones continue to demonstrate atypically high silver grades that MAG believes are ascribable to stacking or superimposition of a later mineralization stage related to a deeper, fluctuating boiling zone. Zinc and lead increase at depth as normally expected in the “root zone” of an epithermal vein, but copper grades are locally very high at depth, along with boron and high-temperature alteration minerals. Gold grades remain high and remarkably consistent from top to bottom. These phenomena, as interpreted, reflect proximity to a major mineralizing-fluid upwelling zone where multiple repeated pulses of mineralization combined to generate exceptionally high-grade polymetallic mineralization.

9

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

Valdecañas Vein West

Eleven new intercepts on the Valdecañas Vein West were also reported March 4, 2019 (See Table of drill assays at http://www.magsilver.com/s/NewsReleases.asp?ReportID=846343). Three fall within the Deep Zone Mineral Resource estimate (see ‘Juanicipio Resource’ above) and reinforce those results. The best is Hole P22, which cut 11.6 m (true width) grading 783 g/t (22.9 opt) silver, 2.57 g/t gold, 6.52% lead, 9.46% zinc, 0.32% copper in the heart of the Dilatant Zone (See Press Releases dated August 15, 2016 and February 14, 2017). Three more intercepts are high in the system and confirm the upper limits of the mineralized envelope (see “Shallow Holes” discussion below). The remaining five intercepts are 100 m step-outs designed to extend the resource envelope, the best being Hole P21, the westernmost deep hole on the Valdecañas Vein West. P21 cut 9.8 m (true width) grading 84 g/t (2.5 opt) silver, 2.74 g/t gold, 2.95% lead, 1.89% zinc, 0.11% copper. At the eastern extreme of this zone, Hole D6-1 cut 3.8 m (true width) grading 359 g/t (10.5 opt) silver, 0.09 g/t gold, 0.96% lead, 2.31% zinc, 1.68% copper. The Valdecañas West Deep Zone remains open to depth and laterally, especially to the southwest towards the claim boundary, which lies 200 - 300 m farther west.

Valdecañas Vein East

Twenty-four new intercepts were reported on March 4, 2019 from the Valdecañas Vein East (See Table of drill assays at http://www.magsilver.com/s/NewsReleases.asp?ReportID=846343). Six fall within the boundary of the Deep Zone Mineral Resource estimate (see ‘Juanicipio Resource’ above) and reinforce those results. The best of these is Hole TIV, which cut 4.8 m (true width) grading 278 g/t (8.1 opt) silver, 1.78 g/t gold (capped), 4.88% lead, 10.48% zinc, and 1.20% copper. Five more intercepts are high in the system and confirm the upper limits of the mineralized envelope. (see “Shallow Holes” discussion below). The remaining thirteen intercepts were 50 – 100 m step-outs designed to extend the Deep Zone Mineral Resource estimate envelope. Eight cut strong mineralization with the best being Hole P26, drilled under the middle of the zone, which cut 6.3 m (true width) grading 246 g/t (7.2 opt) silver, 1.78 g/t gold (capped), 7.20% lead, 11.63% zinc, 0.40% copper. Overall the Valdecañas East Deep Zone remains open to depth and laterally, especially in the middle; but it does appear to weaken towards the east at these depths. Hole VM-11 is an isolated hole drilled 200 m below the base of the Deep Zone Mineral Resource estimate. It hit thick but relatively weak mineralization in the Valdecañas Vein but did cut very strong mineralization in the Anticipada about 120 m uphole (see ‘Anticipada Vein “VANT”’ below).

Anticipada Vein “VANT”

Fourteen of the reported holes coincidentally cut the Anticipada Vein 50 to 100m before reaching their primary target: the Valdecañas Vein East Deep Zone (See Table of drill assays at http://www.magsilver.com/s/NewsReleases.asp?ReportID=846343). Seven fall within the boundary of the Deep Zone Mineral Resource estimate (see ‘Juanicipio Resource’ above) and significantly expand this vein, especially in a vertical zone along its western reaches. The best of these is Hole P24-1, which cut 6.2 m (true width) grading 275 g/t (8 opt) silver, 4.02 g/t gold, 7.28% lead, 9.24% zinc and 0.30% copper. The remaining seven holes were 50 to 100m step-outs that served to test the limits of the Deep Zone Mineral Resource estimate mineralized envelope. The three easterly intercepts show relatively weak mineralization but the four westernmost holes extend the strong vertical zone of high-grade mineralization mentioned above. The deepest of these (VM-11) cuts about 150m below the bottom of the Anticipada Vein and reported 2.0 m (true width) grading 146 g/t (4.3 opt) silver, 0.12 g/t gold, 2.40% lead, 17.32% zinc and 0.64% copper. This is the deepest and westernmost intercept in the Anticipada Vein, which remains open to depth and for several hundred metres towards the eastern property limit.

10

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

Pre-Anticipada Vein (2019 Discovery)

Sixteen of the holes that cut the Anticipada Vein on their way to the Valdecañas Vein East Deep Zone also encountered the previously unknown Pre-Anticipada Vein 50 - 100 m farther into the hangingwall (See Table of drill assays and figures at http://www.magsilver.com/s/NewsReleases.asp?ReportID=846343). The easternmost four appear to form a coherent zone with significant width and grade which is open 200 – 300 m to the east property boundary and to depth. The best hole is Hole P28, which cut 3.2 m (estimated true width) grading 472 g/t (13.8 opt) silver, 0.31 g/t gold, 0.39% lead, 0.43% zinc and 0.03% copper. Notably, Hole P19, 50 m deeper to the west reported 1256 g/t (36.7 opt) silver, a remarkable silver value for this depth in the system. Overall, the results for Pre-Anticipada show strong silver values with the best intercepts lying at an elevation between the base of the Bonanza Zone and the top of the Dilatant Zone of the Valdecañas Vein East Deep. These holes also report very low base metal values indicating a high-level position relative to the epithermal vein zoning model. It is possible that Pre-Anticipada represents mineralization related to the postulated deeper boiling zone emplaced into a structure separate from those that host the base metal rich roots of the earlier mineralization stage.

Both the Pre-Anticipada and Anticipada Veins are open to depth and for 200-300 m eastward to the property boundary.

Shallow Holes

Five holes (SA-1 to 4 and D8-1) were reported that were drilled to refine the upper limits of the Bonanza Zone in both the East and West Valdecañas veins. As expected, all five hit relatively narrow, silver-dominant mineralization except Hole SA-4 which cut 1.7 m (true thickness) grading 4341 g/t (126 opt) silver, 1.03 g/t gold, 3.14% lead, 5.81% zinc, 0.09% copper in the East Vein.

Venadas Vein discovery - New Juanicipio exploration potential

The discovery of the new Venadas Vein was also reported on March 4, 2019. The Venadas Vein is believed by the Company to be the first ever mineralized vein in the Fresnillo district oriented at a high angle (NE) to the historically mined northwest (“NW”) oriented veins. The NE-oriented Venadas Vein was inferred from the alignment of fifteen previously unconnected intercepts (See Table and Figures at http://www.magsilver.com/s/NewsReleases.asp?ReportID=846344) before being cut in an underground development working as a 1.1 m wide vein, reporting 116 g/t (3.4 opt) silver, 3.16 g/t gold. Hole VEN-1, the first drill hole specifically designed to test the Venadas Vein, cut 3.0 m (drilling width) grading 392 g/t (11.5 opt) silver and 5.54 g/t gold. All intercepts contain negligible base metals and lie above 1,750 m elevation, with most significantly higher than the top of the Valdecañas Vein at 1850 m elevation. This indicates a very high-level overall position in the vein zoning model, suggesting that Venadas has considerable depth potential.

Notably, other much larger NE structures with intense surface alteration are known farther afield within the Juanicipio property and are now priority exploration targets. None have ever been directly drilled.

11

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

Quality Assurance and Control: The samples (half core) are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or another recognized lab). The remaining half core is placed back into the core boxes and is stored on site with the rest of the drill hole core in a secured core storage facility. The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

4.	JUANICIPIO RESOURCE

The Mineral Resource estimate included in the 2017 PEA was generated using a cut-off Net Smelter Return (“NSR”) value of $55/t and drilling data available up to December 31, 2016. This estimate, reported below on a 100% basis, has an effective date of October 21, 2017 (see Table 1) and reflects the results of both infill and exploration holes drilled in 2014 through 2016, with the greatest increase shown within the Deep Zone discovered in 2015. The Valdecañas Vein displays well the vertical mineralization gradations from upper silver-rich zones to deep base metal-dominant areas that are typical of Fresnillo District veins and epithermal silver veins in general. Because of this vertical compositional zonation, and significant dimensional increases with depth, the Mineral Resource estimate has been manually divided into the Bonanza Zone and the Deep Zone to highlight the definition of each zone.

Table 1: Juanicipio Project Mineral Resource estimate (100% basis) by zone (October 21, 2017):

Zone	Resource Category	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag (Moz)	Au (Koz)	Pb (Mlbs)	Zn (Mlbs)	Cu (Mlbs)
Bonanza Zone	Indicated	8.17	550	1.94	1.63	3.08	0.08	145	509	294	554	14
	Inferred	1.98	648	0.81	1.32	2.80	0.06	41	52	58	123	3
Deep Zone	Indicated	4.66	209	2.39	2.96	4.73	0.23	31	359	304	486	24
	Inferred	10.14	151	1.57	2.69	5.05	0.31	49	510	601	1,129	69

Notes:

1) 2014 CIM Definition Standards were used for reporting the Mineral Resources.

2) Mineral Resources are reported at a resource NSR cut-off value of $55/t.

3) The Mineral Resource estimate uses drill hole data available as of December 31, 2016.

4) Resource NSR values are calculated in US$ using factors of $0.61 per g/t Ag, $34.27 per g/t Au, $19.48 per % Pb, and $19.84 per % Zn. These factors are based on metal prices of $20/oz Ag, $1,300/oz Au $0.95/lb Pb, and $1.00/lb Zn and estimated recoveries of 82% Au, 95% Ag, 93% Pb, 90% Zn. The Mineral Resource NSR does not include offsite costs.

5) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

6) Totals may not add correctly due to rounding.

Approximately 78% of the total silver ounces in the Bonanza Zone are now classified as Indicated. The Resource Estimate included in the 2017 PEA significantly expanded the Inferred and Indicated resources in the base metal-rich Deep Zone and included a maiden copper resource.

12

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

5.	OUTLOOK

While the Company’s principal focus is the successful development of the Juanicipio Project and to further explore the Juanicipio property, the Company continually looks to enhance its project portfolio by evaluating new available projects and through successful exploration of its current property holdings. The Company’s working capital position remains strong, and it continues to execute its business plan prudently, with on-going project evaluations focusing on potential high-grade, district scale properties.

Minera Juanicipio

As noted above, on April 11, 2019 Fresnillo and MAG as shareholders of Minera Juanicipio, jointly announced the formal approval of the Juanicipio mine development plan. Under the terms of an EPCM agreement, Fresnillo is now finalizing detailed engineering and is overseeing the construction of the process plant and associated surface infrastructure. Manufacturing of the long lead items for the process plant is well advanced, and deliveries are expected late 2019 and early 2020. According to Fresnillo, good progress has been made since the formal approval on engineering and early stage construction, with multiple engineering milestones delivered, and construction on track for commissioning by H2-2020.

Underground and other development actively continues with emphasis on: developing the three internal spiral footwall ramps at depth along the full strike length of the Valdecañas Vein system; constructing the underground crushing chamber; advancing the conveyor ramp from both ends to and from the planned mill site (with the box cut for the underground conveyor exit portal now complete); integrating additional ventilation and other associated underground infrastructure, starting of the internal shaft sinking (head chamber for the shaft has been excavated and winding equipment ordered), and progressing the construction of surface infrastructure facilities.

An Operator Services agreement has been negotiated and finalized by the partners which will become effective upon commercial production being achieved. As well, both lead and zinc off-take agreements have been agreed to by the partners with Met-Mex Peñoles, S.A. De C.V., whereby both the lead and zinc concentrates will be treated at market terms in Torreón, Mexico.

Both partners acknowledged that there is considerable further exploration opportunity in the license area with potential to scale-up operations in future beyond 4,000 tpd. The Juanicipio development is expected to create approximately 2,750 jobs during construction and 1,720 jobs once at full production.

There are currently five drill rigs on site. There are four on the Valdecañas Vein which are using Devico directional drilling technology and one conventional drill rig on the newly discovered Venadas Vein.

13

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

6.	INVESTMENT IN ASSOCIATE

Minera Juanicipio

Minera Juanicipio is the corporate entity through which the Company records and holds its Investment in Associate (see Notes 2(b) and 6 in the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2019).

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Joint venture oversight expenditures incurred 100% by MAG	$84	$77	$170	$159
Cash contributions to Minera Juanicipio	15,272	-	15,272	5,653
Total for the current period	15,356	77	15,442	5,812
Equity pick up of current income (loss) for the period	480	(1,623)	762	(740)
Balance, beginning of period	81,582	63,692	81,214	57,074
Balance, end of period	$97,418	$62,146	$97,418	$62,146

During the three and six months ended June 30, 2019, the Company incurred Juanicipio oversight expenditures of $84 and $170 respectively (June 30, 2018: $77 and $159 respectively) and made joint venture cash advances to Minera Juanicipio of $15,272 (June 30, 2018: nil and $5,653 respectively) representing its 44% share of capital contributions made during the period.

In the three and six months ended June 30, 2019, the Company recorded an equity income pick up of $480 and $762 respectively from its Investment in Associate (June 30, 2018: $1,623 and $740 equity loss pick up respectively). The equity income for the periods represents the Company’s 44% share of investment income earned on cash balances, foreign exchange gains and a deferred income tax benefit recognized, all within Minera Juanicipio.

7.	EXPLORATION AND EVALUATION ASSETS

Option Earn-in Projects

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. To earn a 100% interest in the property package, the Company would have to make combined remaining cash payments of $350 over the third, fourth and fifth annual anniversaries of the agreement (all payments are at the option of the Company), and the vendors would retain a 2% net smelter returns royalty (“NSR”). There are no further exploration funding requirements under the agreement as at June 30, 2019.

In late 2018, the Company entered into an option agreement with another private group whereby the Company has the right to earn 100% ownership interest in a company which owns a prospective land claim package. The Company paid $150 upon signing the agreement. To earn 100% interest in the property, the Company must make combined cash payments of $1,850 over the next 10 years, and fund a cumulative of $30,000 of eligible exploration expenditures ($881 incurred to June 30, 2019) by the tenth anniversary date of the agreement.

All of the foregoing amounts are payable at the option of the Company except for a remaining firm commitment of $369 of eligible exploration expenditures to be expended by December 21, 2019. Upon the Company’s 100% earn-in, the vendors would retain a 2% NSR.

Cinco de Mayo Project

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Project, located in the northern part of Chihuahua State, Mexico. In late 2012, certain members of the local ejido challenged the Company’s surface right access to the property and have since prevented the Company from obtaining the surface access permission required as part of a Federal Government exploration permit process. With the continuing ejido impasse, in 2016 the Company recognized a full impairment charge relating to the property. Expenditures to maintain these claims and to potentially restore surface access, are no longer capitalized as exploration and evaluation assets. Rather they are expensed as part of ‘mining taxes and other property costs.’

14

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

The Company believes that the Cinco de Mayo Project has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to restore surface access are ongoing, although the Company has no current plans to conduct any geological exploration programs on the property.

8.	REVIEW OF FINANCIAL RESULTS

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
EXPENSES
Accounting and audit	$85	$95	$143	$163
Amortization	26	4	53	8
Filing and transfer agent fees	3	12	217	246
Foreign exchange (gain) loss	(43)	47	3	77
General office expenses	310	297	480	495
Legal	51	55	137	163
Management compensation and consulting fees	501	460	1,077	934
Mining taxes and other property costs	57	113	353	482
Share based payment expense	1,284	407	1,508	811
Shareholder relations	110	132	214	272
Travel	67	91	135	172
	2,451	1,713	4,320	3,823
Interest income	782	783	1,626	1,465
Gain on sale of exploration and evaluation assets, net of transaction costs	-	1,151	-	1,151
Change in fair value of warrants	(21)	(51)	(39)	(521)
Equity pick up from associate	480	(1,623)	762	(740)
Loss for the period before income taxes	$(1,210)	$(1,453)	$(1,971)	$(2,468)
Deferred income tax benefit (expense)	249	(1,300)	568	(102)
Loss for the period	$(961)	$(2,753)	$(1,403)	$(2,570)

Three Months Ended June 30, 2019 vs Three Months Ended June 30, 2018

The Company’s net loss for the three months ended June 30, 2019 amounted to $961 (June 30, 2018: $2,753).

The Company adopted the new standard, IFRS 16 Leases, on January 1, 2019 which requires operating leases to be recognized on the balance sheet as right-of-use assets, resulting to an increase in amortization to $26 in the quarter ended June 30, 2019 (June 30, 2018: $4).

A foreign exchange gain of $43 was recorded in the quarter ended June 30, 2019 (June 30, 2018: $47 foreign exchange loss), resulting primarily from an exchange gain on Canadian dollar (“C$”) denominated cash held to fund Canadian corporate expenses. The C$ cash is exposed to exchange risk relative to the US$, and results in a gain or loss as the exchange rate fluctuates.

15

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

Mining taxes and other property costs decreased to $57 in the quarter ended June 30, 2019 (June 30, 2018: $113) due to the Company’s divestiture of several non-core concessions in the prior year.

Share based payment expense recorded in the quarter ended June 30, 2019 increased to $1,284 (June 30, 2018: $407), and is determined based on the fair value of equity incentives granted and vesting in the period. The increase is primarily due to DSUs granted in the period whereas the comparable prior period grant was recorded in a subsequent quarter. During the quarter ended June 30, 2019, the Company granted 367,967 stock options (June 30, 2018: nil), 10,000 restricted share units (“RSUs”) (June 30, 2018: nil), 91,406 performance share units (“PSUs”) (June 30, 2018: nil) and 141,386 deferred share units (“DSUs”) (June 30, 2018: nil) under the Company’s equity compensation plans. In addition, 17,226 DSUs were granted to directors who elected to receive all or a portion of their annual retainer and meeting fees in the form of DSUs rather than cash (June 30, 2018: nil).

Other expenses incurred during the quarter ended June 30, 2019 included accounting and audit fees of $85 (June 30, 2018: $95), filing & transfer agent fees of $3 (June 30, 2018: $12), general office expenses of $310 (June 30, 2018: $297), legal of $51 (June 30, 2018: $55), management compensation and consulting fees of $501 (June 30, 2018: $460), shareholder relations expenses of $110 (June 30, 2018: $132) and travel of $67 (June 30, 2018: $91) and were all either comparable with the prior period’s expense or the change was not significant to the overall operations during the quarter.

The Company also earned interest income on its cash and cash equivalents of $782 (June 30, 2018: $783) during the quarter ended June 30, 2019, and recorded its 44% equity income pick up of $480 (June 30, 2018: $1,623 equity loss pick up) from Minera Juanicipio as described above in Investment in Associate. In addition, the Company recorded an unrealized loss of $21 (June 30, 2018: $51) on warrants held and designated as fair value through profit and loss.

The Company recorded a deferred income tax benefit of $249 for the quarter ended June 30, 2019 (June 30, 2018: $1,300 deferred income tax expense) in relation to the change in temporary timing differences between the book and tax base of its Mexican non-monetary assets. The tax basis of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in deferred tax liability or benefit.

Six Months Ended June 30, 2019 vs. Six Months Ended June 30, 2018

The Company’s net loss for the six months ended June 30, 2019 amounted to $1,403 (June 30, 2018: $2,570).

As noted above, the Company adopted the new standard, IFRS 16 Leases, on January 1, 2019 resulting in an increase in amortization to $53 in the six months ended June 30, 2019 (June 30, 2018: $8).

A foreign exchange loss of $3 was recorded in the six months ended June 30, 2019 (June 30, 2018: $77) resulting primarily from holding C$ denominated cash, as noted above. The C$ cash is exposed to exchange risk relative to the US$, and results in a gain or loss as the exchange rate fluctuates.

Mining concession taxes and other property costs in the six months ended June 30, 2019 decreased to $353 (June 30, 2018: $482) due to the Company’s divestiture of several non-core concessions in the prior year. The remaining expenses relate primarily to expenditures on the Cinco de Mayo Project still maintained by the Company where full impairments have been previously recognized. Expenditures incurred on these properties are no longer capitalized as exploration and evaluation assets, and are expensed as part of ‘mining concession taxes and other property costs.’

16

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

Share based payment expense recorded in the six months ended June 30, 2019 increased to $1,508 (June 30, 2018: $811), as the Company granted equity incentives in the current period (June 30, 2018: nil) as noted above.

Other expenses incurred during the six months ended June 30, 2019 included accounting and audit of $143 (June 30, 2018: $163), filing & transfer agent fees of $217 (June 30, 2018: $246), general office expenses of $480 (June 30, 2018: $495), legal of $137 (June 30, 2018: $163), management compensation and consulting fees $1,077 (June 30, 2018: $934), shareholder relations expenses of $214 (June 30, 2018: 272) and travel of $135 (June 30, 2018: $172), and were all either comparable with the prior period’s expense or the change was not significant to the overall operations during the period.

In other income and expenses, the Company earned interest income on its cash and cash equivalents of $1,626 (June 30, 2018: $1,465) during the six months ended June 30, 2019, and recorded a 44% equity income pick up of $762 (June 30, 2018: $$740 equity loss pick up) from Minera Juanicipio as described above in Investment in Associate. In addition, the Company recorded an unrealized loss of $39 (June 30, 2018: $521) on warrants held and designated as fair value through profit and loss.

The Company recorded a deferred income tax benefit of $568 for the six months ended June 30, 2019 (June 30, 2018: $102 deferred income tax expense) in relation to temporary differences between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in deferred tax liability or benefit.

Other Comprehensive Loss:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

Loss for the period	$(961)	$(2,753)	$(1,403)	$(2,570)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities, net of taxes	(301)	(239)	(448)	(1,334)

Total comprehensive loss	$(1,262)	$(2,992)	$(1,851)	$(3,904)

In Other Comprehensive Loss (“OCI”) during three and six months ended June 30, 2019, the Company recorded an unrealized market loss of $301 and $448 respectively (June 30, 2018: $239 and $1,334 respectively) on equity securities held as strategic investments.

17

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

9.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except Net Income (Loss) per Share):

Quarter Ending	Revenue (1)	Net Income (Loss) (2)	Net Income (Loss) per Share
June 30, 2019	$782	$(961)	$(0.01)
March 31, 2019	$844	$(442)	$(0.01)
December 31, 2018	$841	$(3,829)	$(0.04)
September 30, 2018	$812	$597	$0.01
June 30, 2018	$783	$(2,753)	$(0.03)
March 31, 2018	$682	$183	$ 0.00
December 31, 2017	$517	$(4,077)	$(0.05)
September 30, 2017	$460	$(786)	$(0.01)

Notes:

(1)	The Company’s only source of revenue during the quarters listed above was interest earned on bank cash, cash equivalents and term deposits. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results.”

10.	CASH FLOWS

The following table summarizes the Company’s cash flow activities for the three and six months ended June 30, 2019:

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Operations	$(420)	$(470)	$(1,144)	$(1,473)
Changes in non-cash working capital	(324)	(248)	(699)	(884)
Operating activities	(744)	(718)	(1,843)	(2,357)
Investing activities	(16,066)	(521)	(16,480)	(6,568)
Financing activities	1,963	-	1,941	-

Effects of exchange rate changes on cash and cash equivalents	73	(49)	35	(66)

Change in cash and cash equivalents during the period	(14,774)	(1,288)	(16,347)	(8,991)

Cash and cash equivalents, beginning of period	128,607	152,692	130,180	160,395
Cash and cash equivalents, end of period	$113,833	$151,404	$113,833	$151,404

Operating Activities

During the three and six months ended June 30, 2019, the Company used $420 and $1,144 in cash for operations before changes in non-cash working capital, compared to $470 and $1,473 respectively, in the three and six months ended June 30, 2018. The Company’s non-cash working capital (accounts receivable, prepaid expenses less trade and other payables) in the three and six months ended June 30, 2019 increased by $324 and $699 respectively (June 30, 2018: $248 and $884 respectively). The total use of cash from operating activities in the three and six months ended June 30, 2019 was $744 and $1,843 respectively (June 30, 2018: $718 and $2,357 respectively).

18

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

Investing Activities

During the three and six months ended June 30, 2019, the net cash used in investing activities amounted to $16,066 and $16,480 respectively (June 30, 2018: $521 and $6,568 respectively). The Company used cash to fund advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $15,375 and $15,456 respectively (June 30, 2018: $78 and $5,845 respectively). The increase in cash advances to Minera Juanicipio in the 2019 periods follows the production development decision in April 2019. The Company makes capital contributions through cash advances to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets. In the three and six months ended June 30, 2019, the Company also expended $691 and $1,011 respectively (June 30, 2018: $389 and $669 respectively) on its other exploration and evaluation properties.

Financing Activities

In the three and six months ended June 30, 2019, 333,500 stock options were exercised for cash proceeds of $1,978 (June 30, 2018: nil).

In the three and six months ended June 30, 2019, 710,000 stock options (June 30, 2018: nil and 135,000 respectively) were exercised under a less dilutive cashless exercise provision of the plan whereby 384,507 shares (June 30, 2018: nil and 58,191 respectively) were issued and the remaining 325,493 stock options (June 30, 2018: nil and 76,809 respectively) were cancelled.

In the three and six months ended June 30, 2019, the net cash used in financing activities was to pay a lease obligation of $15 and $37 respectively (June 30: 2018: nil and nil respectively).

11.	FINANCIAL POSITION

The following table summarizes the MAG Silver Corp.’s financial position as at:

19

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

	June 30, 2019	June 30, 2018
Cash and cash equivalents	$113,833	$151,404
Other current assets	949	826
Total current assets	114,782	152,230
Investments	1,294	2,443
Investment in associate	97,418	62,146
Exploration and evaluation assets	4,976	2,169
Property and equipment	544	42
Total assets	$219,014	$219,030

Current liabilties	456	465
Non-current liabilities	2,306	1,419
Total liabilities	2,762	1,884
Total equity	216,252	217,146
Total liabilities and equity	$219,014	$219,030

Total current assets decreased from $152,230 at June 30, 2018 to $114,782 as at June 30, 2019. Cash and cash equivalents totaled $113,833 at June 30, 2019 compared to $151,404 at June 30, 2018, with the change in cash discussed above in ‘Cash Flows’. Other current assets as at June 30, 2019 included prepaid expenses of $688 (June 30, 2018: $434) and accounts receivable of $261 (June 30, 2018: $392). The accounts receivable is comprised primarily of interest receivable on invested cash and cash equivalents, and value added refundable taxes.

Investments of $1,294 are comprised of equity securities held by the Company as strategic investments (June 30, 2018: $2,443 comprised of warrants and equity securities).

During the six months ended June 30, 2019, the Company capitalized $504 right-of-use asset (June 30, 2018: nil) which is included under property and equipment, and recorded a $571 lease obligation included in liabilities (June 30, 2018: nil) in compliance with IFRS 16 Leases that became effective at January 1, 2019.

The Investment in Associate balance increased from June 30, 2018 to June 30, 2019 from $62,146 to $97,418 and reflects the Company’s ongoing investment in Minera Juanicipio as discussed in ‘Investing Activities’ and ‘Investment in Associate’ both above. Exploration and evaluation assets as at June 30, 2019 increased to $4,976 (June 30, 2018: $2,169) reflecting exploration expenditures incurred on the properties described above in ‘Exploration and Evaluation Assets.’

Current liabilities at June 30, 2019 amounted to $456 (June 30, 2018: $465) and are attributable to accrued exploration and administrative expenses and the current portion of an IFRS 16 lease obligations recognized in 2019. Non-current liabilities of $2,306 (June 30, 2018: $1,419) include the non-current lease obligation of $501 (June 30, 2018: nil), a deferred income tax liability of $1,545 at June 30, 2019 (June 30, 2018: $1,419) resulting from temporary timing differences between the book and tax base of its Mexican non-monetary assets, and a $260 for reclamation provision (June 30, 2018: nil) assumed one of the Company’s exploration earn-in projects.

20

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

12.	LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2019, the Company had working capital of $114,326 (June 30, 2018: $151,765) including cash and cash equivalents of $113,833 (June 30, 2018: $151,404). As well, as at June 30, 2019 Minera Juanicipio had working capital of $26,315 (MAG’s attributable 44% share $11,579) including a cash balance of $14,653 (MAG’s attributable 44% share $6,447). Other than an office lease obligation under IFRS 16, the Company currently has no debt and believes it has sufficient working capital to maintain all of its properties and currently planned programs for the next year. However, the Company is continually evaluating debt and equity financing alternatives, as it may require additional capital in 2020 and beyond to meet its project related expenditures, including its cash calls on the Juanicipio Project with respect to funding its 44% share of the project.

Funding of the Juanicipio Project Development

The initial capital expenditures for the project, inclusive of capitalized operating costs as estimated by AMC as of January 1, 2018 are $395,000 (MAG 44% $173,800) including all mine development-related costs to be incurred prior to the envisaged commencement of commercial operations in H2-2020. Capital costs incurred after start-up are assigned to sustaining capital and are projected to be paid out of operating cash-flows.

The above initial capital expenditure estimate does not represent the remaining initial capital expenditures as of the present date, as it does not reflect the capital expenditures incurred since January 1, 2018 which total approximately $67,100 to June 30, 2019. The Company therefore estimates the remaining initial capital expenditures to be approximately $327,900 (the Company’s 44% share $144,276 as at June 30, 2019). The Company may therefore need to raise additional capital in the future in order to meet its full share of initial capital required to develop the Juanicipio Project. It is unlikely that the Company will generate sufficient operating cash flow to fund such obligations, and accordingly, future liquidity will depend upon the Company’s ability to arrange debt or additional equity financings. The Company is currently evaluating several debt proposals and other financing alternatives. The inability of the Company to fund its 44% share of cash calls would result in dilution of the Company’s ownership interest in Minera Juanicipio in accordance with the shareholders’ agreement.

Actual vs Expected Use of Proceeds – Prior Financings

In the Company’s February 23, 2016 Prospectus Supplement to a Short Form Base Shelf Prospectus (the “Offering Document”), the Company provided the expected use of proceeds with respect to the offering. The table below provides a comparison of the Company’s estimated actual use of proceeds to date (including cash advanced for such purpose, but not necessarily expended yet at the project level), as compared to the use of proceeds presented in the Offering Document:

Intended Use of Proceeds	Expected Use of Proceeds February 23, 2016	Estimated Actual Use of Net Proceeds to date
	(000s of $US)	(000s of $US)
Exploration expenditures at the Juanicipio Property	$5,000	$5,000
Development expenditures at the Juanicipio Property	$50,000	$28,231
Development contingency at the Juanicipio Property	$7,500	$ -

21

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

The Company is still aligned and expending funds in accordance with the February 23, 2016 offering.

13.	Contractual ObligationS

The following table discloses the contractual obligations of the Company and its subsidiaries as at June 30, 2019 for committed exploration work and other committed obligations.

		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	Total	2019	2020-2021	2022-2023	2024 & over

Committed exploration expenditures	$369	$369	$–	$–	$–

Minera Juanicipio (1)&(2)	–	–	–	–	–

Other commitments	149	76	73	–	–
Total Obligations and Commitments	$518	$445	$73	$–	$–

1) Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

(2) According to the operator, Fresnillo, contractual commitments for processing equipment of $22,900 and for development contractors of $66,700 with respect to the Juanicipio Project on a 100% basis have been committed to as at June 30, 2019. As well, Minera Juanicipio has committed to an EPCM contract with Fresnillo to oversee the mine construction and development; on a 100% basis, $35,200 remains committed through project completion.

The Company also has optional commitments for property option payments and exploration expenditures as outlined above in Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances the projects, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the earn-in requirements.

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company. The Company has a comprehensive director and officers’ liability insurance policy that could mitigate such costs if incurred.

22

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

14.	SHARE CAPITAL INFORMATION

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at August 7, 2019, the following common shares, stock options, RSUs, PSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	86,384,502	n/a	n/a
Stock Options	1,436,161	$9.16 - $17.55	0.9 to 4.7 years
Performance Share Units(“PSUs”) (1)	252,821	1:1	1.3 to 4.7 years
Restricted Share Units(“RSUs”)	10,998	1:1	0.9 to 4.7 years
Deferred Share Units (“DSUs”) (2)	551,185	1:1	n/a (2)
Fully Diluted	88,635,667

(1) Includes three PSU grants of 69,085, 88,165 and 90,664 PSUs respectively, where vesting is subject to a market price performance factor, each measured over a three-year performance period to 2019 and 2022, respectively, which will result in a PSU payout range from 0% (nil PSUs) to 200% (495,828 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date.

15.	Other Item S

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local ejido.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Tax Law for the State of Zacatecas.

On December 31, 2016, the State Government of Zacatecas, Mexico published a new Tax Law for the State (Ley de Hacienda del Estado de Zacatecas, the “Zacatecas Tax Law”), which came into effect on January 1, 2017. On February 11, 2019, the Supreme Court of Mexico issued a ruling regarding a specific constitutional issue presented by the former administration of the Federal Government, which challenged the ability of the State of Zacatecas to impose environmental taxes on aspects such as (i) extraction of rocks; (ii) emissions into the air; (iii) discharges of industrial residues, and (iv) disposal of industrial waste. The ruling of the Supreme Court establishes that, from a constitutional point of view, there is no express limitation granting the Mexican State at a Federal level the sole power to impose such taxes; therefore, the State of Zacatecas has a joint right to create these taxes. Notwithstanding the foregoing, the Court did not exhaust the analysis of the legality of each particular tax created by the State of Zacatecas.

Minera Juanicipio had previously challenged the legality of such taxes and in 2017 obtained an injunction from a Federal Court. The State of Zacatecas has appealed this ruling and the final result is pending.

As Minera Juanicipio’s operations are located in the State of Zacatecas, this tax, if upheld, will apply to the Juanicipio project, the effects of which have not been quantified. Managements’ assessment of this tax however, is that it will not have an impact on the viability of the Juanicipio Project.

23

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but the Company has to date been able to recover all of its VAT paid.

Amendments were made to Mexican VAT legislation, effective January 1, 2017, that may impact the Company’s future ability to recover VAT paid after January 1, 2017. Although still subject to interpretation and confirmation of intent from the Mexican government, companies in a pre-operative/exploration stage may have to satisfy additional criteria in order to claim valid refunds. The Company’s VAT paid that falls into this category, is not material or significant to the Company’s overall operations.

The 2017 changes are not expected to have any material impact on Minera Juanicipio and its ability to recover VAT paid, given the expectation Minera Juanicipio will become a producing mine.

16.	Trend InformatioN

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have an adverse material impact on the Company’s operations and market value.

The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies remains difficult in current public markets, which could limit the Company’s ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this recent trend at its Cinco de Mayo Project. Any further challenge to the access to any of the properties in which the Company has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

17.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 29, 2019 available on SEDAR at www.sedar.com and www.sec.gov.

24

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general. The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 11(c) in the consolidated financial statements of the Company as at June 30, 2019).

Juanicipio Development Decision

The actual scope, design and operating results of the Juanicipio Project may differ from the scope, design and results envisaged in the 2017 PEA. While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different. As a result, there are additional risks as to the extent of capital and operating costs, mineral recovery and financial viability of the project.

18.	Off-Balance Sheet ArrangementS

The Company has no off-balance sheet arrangements.

19.	Related Party TransactionS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees paid to IMDEX. In addition to corporate executive responsibilities with the Company, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

25

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

Fees related to Dr. Megaw:
Exploration and marketing services	$62	$68	$136	$135
Travel and expenses	25	19	45	46
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	14	18	31	36
Field exploration services	73	111	161	206
	$174	$216	$373	$423

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at June 30, 2019 is $88 related to these services (June 30, 2018: $179).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo Project payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

Intercorporate Structure

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

	Country of	Principal	MAG's effective interest
Name	Incorporation	Project	2019 (%)	2018(%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Cinco de Mayo	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Project, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.3% of the common shares of the Company as at June 30, 2019, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

26

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Salaries and other short term employee benefits	$280	$272	$567	$546
Share based payments	920	171	1,018	342
	$1,200	$443	$1,585	$888

Note: Share based payments above includes a DSU grant of $675 where the comparable prior period 2018 grant occurred after June 30, 2018, and is therefore not comparable to the prior period.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

20.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS, requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and deferred exploration and evaluation costs, (ii) provision for reclamation and closure, (iii) deferred income tax provision (iv) share based payments, (v) equity investments, and (vi) financial instruments, as the main estimates for the following discussion. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements as at June 30, 2019 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews and assesses when events or changes in circumstances indicate the carrying values of its properties may exceed their estimated net recoverable amount, and a provision is made for any impairment in value. IFRS also requires the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the production life of the asset.

27

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting. Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

The Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively, a variety of factors.

Under IFRS 9 – Financial Instruments, the Company is required to value warrants that meet the definition of derivatives at fair value with unrealized gains and losses recognized in the statement of loss. To measure this fair value, warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model.

21.	CHANGES IN ACCOUNTING STANDARDS

(i)        Adoption of new and amended IFRS pronouncements.

The Company has adopted the following new accounting pronouncements effective as at January 1, 2019.

IFRS 16 Leases. The Company adopted all the requirements of IFRS 16 Leases (“IFRS 16”) as of January 1, 2019. IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model. The Company elected the cumulative catch-up approach resulting in no restatement of prior year comparatives. The Company elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense in the profit or loss. Note 8 of the Company’s unaudited condensed interim consolidated financial statements as at June 30, 2019, outlines the effect of adopting IFRS 16 requirements on January 1, 2019.

28

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the contract term and if the Company has the right to direct the use of the asset.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. Right-of-use assets are initially measured at costs, which is comprised of initial amount of the lease liability adjusted for any lease payment made at or before the commencement date.

Right-of-use assets are subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments to be made over the lease term, discounted by the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a modification, a change in the lease term, a change in the fixed lease payments or change in the assessment to purchase the underlying asset.

The Company presents right-of-use asset in the property and equipment line item on the condensed interim consolidated balance sheets and lease liability in the lease obligations line item on the condensed interim consolidated balance sheets.

IFRIC 23 Uncertainty over Income Tax Treatments, provides guidance on the accounting for current and deferred tax liabilities and assets in which there is uncertainty over income tax treatments. The Company adopted this standard as of January 1, 2019 and it had no material impact on the Company’s consolidated financial statements.

Annual Improvements 2015-2017 Cycle. In December 2017, the IASB issued narrow-scope amendments to IFRS 3- Business Combinations, IFRS 11-Joint Arrangements, IAS 12 – Income Taxes and IAS 23 -Borrowing Costs. The Company adopted these amendments as of January 1, 2019 and they had no material impact on the Company’s consolidated financial statements.

(ii)	Recent accounting pronouncements

IFRS 3 Business Combinations. In October 2018, IASB issued narrow-scope amendments to IFRS 3 Business Combinations to improve the definition of a business. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and other. The amendment is effective to acquisitions that occur on or after January 1, 2020 with earlier application permitted. The Company will adopt this amendment on the effective date, and is currently evaluating the impact this standard may have on its consolidated financial statements.

29

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

22.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of June 30, 2019 through inquiry and review, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at June 30, 2019.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third party specialist annually to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three and six months ended June 30, 2019 were approved by the Board on August 7, 2019. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s internal control over financial reporting as of June 30, 2019 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and have concluded that the Company’s internal control over financial reporting is effective.

There have been no changes in internal controls over financial reporting during the period ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

23.	SUBSEQUENT EVENT

Subsequent to June 30, 2019, the Company advanced $17,820 to Minera Juanicipio, representing its 44% share of a $40,500 cash call to fund equipment purchases, the commencement of the process plant construction and further underground development on the Juanicipio property.

30

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2019 and 2018
(expressed in thousands of US dollars except as otherwise noted)

24.	ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

31